Exhibit 1

Media Relations	Investor Relations
Chito Maniago	Pierre Co
+632 849 3600	+632 849 3600
chito.maniago@cemex.com	pierre.co@cemex.com

CEMEX HOLDINGS PHILIPPINES REPORTS

THIRD QUARTER 2017 RESULTS

•	Domestic cement volume in third quarter of 2017 increased 2% compared to the same period last year. Sequentially, domestic cement volumes increased 4%.

•	Third quarter operating EBITDA grew 7% versus the second quarter, from PHP 753 million to PHP 803 million.

MANILA, PHILIPPINES. OCTOBER 27, 2017 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that domestic cement volume for the third quarter increased 2% year-on-year and 4% sequentially. Year-to-date, domestic cement volume decreased by 3% compared to the previous year.

Financial expenses for the first nine months of 2017 declined by 39% versus the same period last year as a result of the refinancing of CHP’s U.S. dollar denominated loan with local debt. With the conversion and denomination to local currency, other financial expenses for the first half of the year (mostly foreign exchange losses) also declined 79% for the nine months of the year versus same period last year.

The company’s net income in the first nine months of 2017 declined by 63% versus the same period last year, from PHP 1,879 million to PHP 688 million. The decrease in net income for the first nine months was mainly the result of lower prices and volumes. Prices declined in response to heightened competitive conditions.

On a sequential basis, net income increased by 48% for the quarter.

Ignacio Mijares, President & CEO of CHP, said, “CEMEX remains committed to delivering the best building materials in the market today. The company is working hard to strengthen its position and continue being the trusted partner in building the nation. We are optimistic that our customer-centric approach will drive growth for our business. CEMEX is deeply committed to its customers, stakeholders, and investors.”

CHP is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” each of which has a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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